FORM 3

                        U.S. SECURITIES AND EXCHANGE
                            Washington, D.C. 20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
            Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 20(f) of the Investment Company Act of 1949


1.  Name and Address of Reporting Person
         Wolfli                      Richard                      J.
         (Last)                      (First)                   (Middle)

      3836 Point McKay Road NW
         (Street)

         Calgary                     Alberta, Canada          T3B5B8
         (City)                      (State)                 (Zip Code)

2.  Date of Event Requiring Statement for (Mo/Day/Yr) 1/31/02

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol:  Javien, Inc.

5.  Relationship of Reporting Person to Issuer (Check all applicable)
      X   Director             10% Owner    x  Officer (give title below)
   ______ Other (specify)                                  President


6.  If Amendment, Date of Original (Month/Day/Year)




              Table I - Non- Derivative Securities Beneficially Owned

1.  Title of Security      (Instr. 4)
    -------------------
    Javien, Inc., Common Stock (1)


2.  Amount of Securities Beneficially Owned      (Instr. 4)
    ---------------------------------------
    1,246,734

3.  Ownership Form: Direct (D) or Indirect (I)     (Instr. 5)
    -----------------------------------------------
    Indirect

4.  Nature of Indirect Beneficial Ownership (Instr. 5)
    ---------------------------------------
    Held by Azzaro Investment Inc.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security      (Instr. 4)


2.  Date Exercisable and Expiration Date (Month/Day/ Year)


3.  Title and Amount of Securities Underlying
    Derivative Security (Instr. 4)



4.  Conversion or Exercise Price of Derivative Security


5.  Ownership form of Derivative Security:
    Direct (D) or Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership  (Instr. 5)



Explanation of Responses:

(1) Each share of Series A Preferred Stock is convertible into two shares of common stock of the Issuer.


                                    RICHARD J. WOLFLI

                                    By: /s/ Richard J. Wolfli
February 19, 2002
Date                                ** Signature of Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.